UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at March 31, 2025 and December 31, 2024 and for the
three months ended March 31, 2025 and 2024

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2025	December 31, 2024
Assets
Current Assets
Cash and cash equivalents	4	$3,442	$3,239
Financial assets	5	1,346	1,537
Accounts and other receivable, net	6	6,049	5,178
Inventory, net	7	2,740	2,416
Other assets	9	1,473	2,969
		15,050	15,339
Non-Current Assets
Financial assets	5	10,296	10,834
Accounts and other receivable, net	6	899	1,101
Other assets	9	850	343
Property, plant and equipment	10	12,529	13,232
Deferred income tax assets		1,767	1,744
Intangible assets	11	19,157	18,317
Equity accounted investments	13	2,307	2,325
Goodwill	12	13,032	12,239
		$75,887	$75,474
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$8,748	$10,550
Non-recourse borrowings in subsidiaries of the partnership	16	1,399	1,616
		10,147	12,166
Non-Current Liabilities
Accounts payable and other	14	6,337	6,141
Corporate borrowings	16	1,017	2,142
Non-recourse borrowings in subsidiaries of the partnership	16	40,917	35,104
Deferred income tax liabilities		2,614	2,613
		$61,032	$58,166
Equity
Limited partners	19	$2,158	$1,752
Non-controlling interests attributable to:
Redemption-exchange units	19	1,246	1,644
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,732	1,721
Preferred securities	19	740	740
Interest of others in operating subsidiaries		8,979	11,451
		14,855	17,308
		$75,887	$75,474
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2025	2024
Revenues	22	$6,749	$12,015
Direct operating costs	21	(5,402)	(10,878)
General and administrative expenses		(311)	(317)
Interest income (expense), net		(770)	(796)
Equity accounted income (loss)	13	(8)	23
Impairment reversal (expense), net	10, 12	—	10
Gain (loss) on acquisitions/dispositions, net	8	214	15
Other income (expense), net		(83)	116
Income (loss) before income tax		389	188
Income tax (expense) recovery
Current		(197)	(90)
Deferred		64	105
Net income (loss)		$256	$203
Attributable to:
Limited partners	19	$30	$17
Non-controlling interests attributable to:
Redemption-exchange units	19	23	15
Special limited partner	19	—	—
BBUC exchangeable shares	19	27	16
Preferred securities	19	13	13
Interest of others in operating subsidiaries		163	142
		$256	$203
Basic and diluted earnings (loss) per limited partner unit	19	$0.38	$0.23
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2025	2024
Net income (loss)		$256	$203
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		29	(9)
Insurance finance reserve		(12)	5
Foreign currency translation		275	(354)
Net investment and cash flow hedges	4	(129)	175
Equity accounted investments	13	5	(3)
Taxes on the above items		19	(19)
Reclassification to profit or loss		(6)	(57)
		181	(262)
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		(1)	(2)
Fair value through other comprehensive income		7	7
Taxes on the above items		(1)	(2)
		5	3
Total other comprehensive income (loss)		186	(259)
Comprehensive income (loss)		$442	$(56)
Attributable to:
Limited partners		$49	$(17)
Non-controlling interests attributable to:
Redemption-exchange units		39	(16)
Special limited partner		—	—
BBUC exchangeable shares		45	(17)
Preferred securities		13	13
Interest of others in operating subsidiaries		296	(19)
		$442	$(56)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2025	$2,109	$491	$(624)	$(224)	$1,752	$1,644	$—	$1,721	$740	$11,451	$17,308
Net income (loss)	—	30	—	—	30	23	—	27	13	163	256
Other comprehensive income (loss)	—	—	—	19	19	16	—	18	—	133	186
Total comprehensive income (loss)	—	30	—	19	49	39	—	45	13	296	442
Contributions	—	—	—	—	—	—	—	—	—	130	130
Distributions and capital paid (2)	—	(5)	—	—	(5)	(4)	—	(4)	(13)	(3,516)	(3,542)
Ownership changes and other (2)	—	—	430	—	430	(433)	—	3	—	—	—
Unit repurchases (2)	(68)	—	—	—	(68)	—	—	(33)	—	—	(101)
Acquisition of interest (3)	—	—	—	—	—	—	—	—	—	618	618
Balance as at March 31, 2025	$2,041	$516	$(194)	$(205)	$2,158	$1,246	$—	$1,732	$740	$8,979	$14,855
Balance as at January 1, 2024	2,109	549	(619)	(130)	1,909	1,792	—	1,875	740	12,216	18,532
Net income (loss)	—	17	—	—	17	15	—	16	13	142	203
Other comprehensive income (loss)	—	—	—	(34)	(34)	(31)	—	(33)	—	(161)	(259)
Total comprehensive income (loss)	—	17	—	(34)	(17)	(16)	—	(17)	13	(19)	(56)
Contributions	—	—	—	—	—	—	—	—	—	53	53
Distributions and capital paid (2)	—	(5)	—	—	(5)	(4)	—	(5)	(13)	(101)	(128)
Ownership changes and other	—	—	—	—	—	(1)	—	—	—	—	(1)
Balance as at March 31, 2024	$2,109	$561	$(619)	$(164)	$1,887	$1,771	$—	$1,853	$740	$12,149	$18,400
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions, unit repurchases, and ownership changes and other.
(3)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2025	2024
Operating Activities
Net income (loss)		$256	$203
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	39	37
Impairment expense (reversal), net		—	(10)
Depreciation and amortization expense	21	730	808
Gain on acquisitions/dispositions, net	8	(214)	(15)
Provisions and other items		16	(216)
Deferred income tax expense (recovery)		(64)	(105)
Changes in non-cash working capital, net	24	52	(358)
Cash from (used in) operating activities		815	344
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		7,845	2,512
Repayment of non-recourse subsidiary borrowings of the partnership		(3,014)	(2,589)
Proceeds from corporate borrowings		270	495
Repayment of corporate borrowings		(1,400)	(65)
Proceeds from other financing		120	119
Repayment of other financing		(32)	(41)
Proceeds from (repayment of) other credit facilities, net		4	21
Lease liability repayment		(67)	(84)
Capital provided by others who have interests in operating subsidiaries	19	669	25
Repurchases of LP units and BBUC exchangeable shares	19	(101)	—
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(13)	(14)
Distributions to preferred securities holders	19	(13)	(13)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(3,511)	(165)
Cash from (used in) financing activities		757	201
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(1,619)	(35)
Property, plant and equipment and intangible assets		(494)	(611)
Equity accounted investments		(15)	(9)
Financial assets and other		(792)	(715)
Dispositions
Subsidiaries, net of cash disposed	8	484	37
Property, plant and equipment and intangible assets		63	9
Financial assets and other		896	813
Net settlement of derivative assets and liabilities		(67)	6
Restricted cash and deposits		90	(76)
Cash from (used in) investing activities		(1,454)	(581)
Cash and cash equivalents
Change during the period		118	(36)
Impact of foreign exchange		88	(68)
Net change in cash classified within assets held for sale		(3)	—
Balance, beginning of year		3,239	3,252
Balance, end of period		$3,442	$3,148
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024

NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment consists of the managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield Holders, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield Holders. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations such as a residential mortgage insurer, a dealer software and technology services operation, healthcare services and a construction operation. The partnership’s industrials operations include an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s infrastructure services operations include offshore oil services, a lottery services operation, modular building leasing services and work access services. The partnership’s operations are primarily located in the United States, Europe, Australia, Brazil and Canada.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2024. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2024 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited (the “General Partner”), on behalf of the partnership, and authorized for issue on May 6, 2025.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
(i)    Revision of comparative period disclosure
In preparing the unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2025, the partnership corrected its comparative period related party transaction disclosures for the three months ended March 31, 2024 to include revenues earned by one of its subsidiaries from an associate accounted for under the equity method, which had previously been omitted. See Note 17 for further information. The partnership concluded that the related impacts were not material, and the revisions had no impact on the partnership’s unaudited interim condensed consolidated statements of financial position, statements of operating results, statements of changes in equity and statements of cash flow for the year ended December 31, 2024 and three months ended March 31, 2024.
(b)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2024. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments relative to those described in the annual consolidated financial statements as at and for the year ended December 31, 2024.
(i)Impact of tax legislation
(i)(a)    Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three months ended March 31, 2025. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
(i)(b)    U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
The partnership’s advanced energy storage operation is entitled to claim these tax benefits over the availability period. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the tax benefits are a carryforward to offset future taxes and accounted for under IAS 12, Income Taxes (“IAS 12”). During the three months ended March 31, 2025 and March 31, 2024, the partnership did not record any carryforward amounts.
For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. For the three months ended March 31, 2025, the partnership recorded a benefit of $259 million (March 31, 2024: nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
(ii)Going concern
In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that cast significant doubt on the partnership’s ability to continue as a going concern, management has made certain estimates and assumptions about future cash flows. These judgments considered various forward-looking factors, such as forecasted cash flows, access to financing and liquidity reserves, planned capital expenditures and debt repayment obligations. Management has also made specific estimates and judgments regarding future expected cash flows in assessing the going concern assumption at its healthcare services operation, considering currently ongoing strategic initiatives that include negotiations with lenders and landlords to amend debt and rent arrangements, negotiations with private health insurers to amend hospital funding agreements, deferral of uncommitted expenditures, and anticipated benefits from cost-saving measures. The assumptions underlying this assessment are based on actual operating results and the most relevant available information about the future, including the partnership’s strategic initiatives and business plans and may be affected by market conditions, regulatory developments, and macroeconomic risks.
(c)Future changes in accounting policies
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership is currently assessing the impact of these amendments.
(ii)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of their estimated fair values at the date of acquisition.
(a)Acquisitions completed in the three months ended March 31, 2025
Industrials
Chemelex
On January 30, 2025, the partnership, together with institutional partners, acquired a 100% economic interest in Chemelex, a manufacturer of electric heat tracing systems in the United States. Total consideration for the business was $1,654 million, funded with debt and equity. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes. The partnership’s economic ownership interest in the business is approximately 26%.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
Goodwill of $645 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $804 million were acquired as part of the transaction, comprising customer relationships of $498 million, brand and trademarks of $198 million, and developed technology and software of $108 million. Other items include $115 million of property, plant and equipment, $109 million of inventory, and $19 million of net other liabilities. Transaction costs of approximately $34 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the period ended March 31, 2025 include revenues of $109 million and $11 million of net loss attributable to Unitholders from the acquisition. If the acquisition had been effective January 1, 2025, the partnership would have recorded revenues of $149 million and a net loss of $9 million attributable to Unitholders for the three months ended March 31, 2025.
(b)Acquisitions completed in 2024
There were no significant acquisitions during the three months ended March 31, 2024.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.
The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2025:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,442	$3,442
Accounts and other receivable, net (current and non-current)	—	—	6,948	6,948
Financial assets (current and non-current) (1)	894	4,641	6,107	11,642
Total	$894	$4,641	$16,497	$22,032
Financial liabilities
Accounts payable and other (current and non-current) (1) (2)	$163	$171	$8,432	$8,766
Borrowings (current and non-current)	—	—	43,333	43,333
Total	$163	$171	$51,765	$52,099
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(2)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,319 million.
Included in cash and cash equivalents as at March 31, 2025 was $1,975 million of cash (December 31, 2024: $1,991 million) and $1,467 million of cash equivalents (December 31, 2024: $1,248 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
Included in financial assets (current and non-current) as at March 31, 2025 was $378 million (December 31, 2024: $466 million) of equity instruments and $3,944 million (December 31, 2024: $3,904 million) of debt instruments designated and measured at fair value through other comprehensive income.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2024:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,239	$3,239
Accounts and other receivable, net (current and non-current)	—	—	6,279	6,279
Financial assets (current and non-current) (1)	937	4,767	6,667	12,371
Total	$937	$4,767	$16,185	$21,889
Financial liabilities
Accounts payable and other (1)(2)	$170	$187	$8,194	$8,551
Borrowings (current and non-current)	—	—	38,862	38,862
Total	$170	$187	$47,056	$47,413
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenues, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $8,140 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The partnership uses foreign exchange derivative contracts, currency options and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2025, a pre-tax net loss of $41 million (March 31, 2024: pre-tax net gain of $34 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2025, there was a derivative asset balance of $199 million (December 31, 2024: $177 million) and a derivative liability balance of $109 million (December 31, 2024: $135 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three months ended March 31, 2025, a pre-tax net loss of $88 million (March 31, 2024: pre-tax net gain of $141 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2025, there was a derivative asset balance of $120 million (December 31, 2024: $220 million) and derivative liability balance of $62 million (December 31, 2024: $52 million) relating to the derivative contracts designated as cash flow hedges.
Fair value hedges
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at March 31, 2025, there was a derivative asset balance of $72 million (December 31, 2024: $71 million) and derivative liability balance of $55 million (December 31, 2024: $28 million) relating to derivative contracts designated as fair value hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $978 million (December 31, 2024: $993 million) of financial assets and $25 million (December 31, 2024: $25 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2025 and December 31, 2024:

	March 31, 2025			December 31, 2024
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$67	$—	$—	$60	$—	$—
Corporate and government bonds	37	2,992	273	21	3,033	249
Derivative assets	—	443	—	—	522	—
Other financial assets (1)	340	678	705	441	634	744
	$444	$4,113	$978	$522	$4,189	$993
Financial liabilities
Derivative liabilities	$—	$309	$—	$—	$332	$—
Other financial liabilities	—	—	25	—	—	25
	$—	$309	$25	$—	$332	$25
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily convertible preferred securities in the partnership’s audience measurement operation and secured debentures.
There were no transfers between levels during the three months ended March 31, 2025.
The following table presents the change in the balance of financial assets classified as Level 3 for the three-month period ended March 31, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Balance at beginning of period	$993	$828
Fair value change recorded in net income	6	14
Fair value change recorded in other comprehensive income	7	18
Additions	23	177
Dispositions	(52)	(48)
Foreign currency translation and other	1	4
Balance at end of period	$978	$993
The following table presents the change in the balance of financial liabilities classified as Level 3 for the three-month period ended March 31, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Balance at beginning of period	$25	$284
Fair value change recorded in net income	—	(151)
Fair value change recorded in other comprehensive income	—	(1)
Additions	—	12
Dispositions/settlements	—	(117)
Foreign currency translation and other	—	(2)
Balance at end of period	$25	$25

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Current
Marketable securities	$579	$571
Restricted cash	71	165
Derivative assets	178	185
Loans and notes receivable	307	396
Other financial assets (1)	211	220
Total current	$1,346	$1,537
Non-current
Marketable securities	$2,305	$2,333
Restricted cash	75	63
Derivative assets	265	337
Loans and notes receivable (2)	5,308	5,734
Other financial assets (1)	2,343	2,367
Total non-current	$10,296	$10,834
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership’s residential mortgage insurer and convertible preferred shares held in the partnership’s audience measurement operation.
(2)Loans and notes receivable includes $4,577 million (December 31, 2024: $5,014 million) of mortgage receivables related to the partnership’s Australian asset manager and lender.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Current, net (1)	$6,049	$5,178
Non-current, net
Accounts receivable	192	449
Retainer on customer contract	55	55
Billing rights	652	597
Total non-current, net	$899	$1,101
Total	$6,948	$6,279
_________________________________
(1)Includes a receivable of $1,600 million (December 31, 2024: $1,341 million) related to tax benefits at the partnership’s advanced energy storage operation. Refer to Note 2(b)(i) for additional details.
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at March 31, 2025 was $60 million (December 31, 2024: $120 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Raw materials and consumables	$854	$809
Work in progress	720	613
Finished goods and other (1)	1,166	994
Carrying amount of inventories	$2,740	$2,416
____________________________________
(1)Finished goods and other primarily comprises finished goods inventory at the partnership’s advanced energy storage operation and engineered components manufacturing operation.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the three months ended March 31, 2025
Infrastructure services
Offshore oil services
On January 16, 2025, the partnership’s offshore oil services completed the previously announced sale of its shuttle tanker operation for consideration of $484 million, resulting in a net gain of $214 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
(b)Dispositions completed in the three months ended March 31, 2024
Business services
Real estate services operation
On March 31, 2024, the partnership completed the sale of its general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which the partnership has an equity accounted investment. As consideration, the partnership received limited partnership units in the Bridgemarq public entity, increasing the partnership’s ownership interest from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Offshore oil services
On February 29, 2024, the partnership’s offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Current
Work in progress (1)	$206	$170
Prepayments and other assets	795	757
Assets held for sale (2)	472	2,042
Total current	$1,473	$2,969
Non-current
Prepayments and other assets (3)	$850	$343
Total non-current	$850	$343
____________________________________
(1)See Note 15 for additional information.
(2)Assets held for sale as at March 31, 2025 includes the non-core home finance lending business of the partnership’s Indian non-bank financial services operation. Assets held for sale at December 31, 2024 included the partnership’s offshore oil services’ shuttle tanker operation which was sold in January 2025.
(3)Includes finance lease receivables related to vessels at the partnership’s offshore oil services.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the three-month period ended March 31, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Gross carrying amount
Balance at beginning of period	$19,118	$22,392
Additions (cash and non-cash)	670	3,280
Dispositions (2)	(1,660)	(2,609)
Acquisitions through business combinations	115	10
Assets reclassified as held for sale	(7)	(2,681)
Foreign currency translation and other	380	(1,274)
Balance at end of period	$18,616	$19,118
Accumulated depreciation and impairment
Balance at beginning of period	$(5,886)	$(6,668)
Depreciation/depletion/impairment expense	(344)	(1,809)
Dispositions	231	1,152
Assets reclassified as held for sale	4	1,156
Foreign currency translation and other	(92)	283
Balance at end of period	$(6,087)	$(5,886)
Net book value (1)	$12,529	$13,232
____________________________________
(1)Includes right-of-use assets of $931 million as at March 31, 2025 (December 31, 2024: $874 million).
(2)Includes reclassification of $1,419 million from property, plant and equipment into finance lease receivables related to vessels at the partnership’s offshore oil services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the three-month period ended March 31, 2025 and twelve-month period ended December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Gross carrying amount
Balance at beginning of period	$23,749	$25,242
Additions	75	373
Acquisitions through business combinations	804	21
Dispositions	(5)	(596)
Foreign currency translation	461	(1,291)
Balance at end of period	$25,084	$23,749
Accumulated amortization and impairment
Balance at beginning of period	$(5,432)	$(4,396)
Amortization and impairment expense	(386)	(1,590)
Dispositions	1	289
Foreign currency translation	(110)	265
Balance at end of period	$(5,927)	$(5,432)
Net book value	$19,157	$18,317
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the three-month period ended March 31, 2025 and the twelve-month period ended December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Balance at beginning of period	$12,239	$14,129
Acquisitions through business combinations (1)	646	50
Impairment	—	(793)
Dispositions	—	(638)
Assets reclassified as held for sale	—	14
Foreign currency translation	147	(523)
Balance at end of period	$13,032	$12,239
____________________________________
(1)See Note 3 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the three-month period ended March 31, 2025 and twelve-month period ended December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Balance at beginning of period	$2,325	$2,154
Additions	15	372
Dispositions	(6)	(29)
Share of net income (loss)	(8)	90
Share of other comprehensive income (loss)	5	(13)
Distributions received	(31)	(206)
Foreign currency translation	7	(43)
Balance at end of period	$2,307	$2,325
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Current
Accounts payable	$3,358	$3,250
Accrued and other liabilities (1) (2)	2,945	3,405
Lease liabilities	214	199
Financial liabilities (3)	317	371
Insurance liabilities	404	398
Work in progress (4)	392	382
Provisions and decommissioning liabilities	838	835
Liabilities associated with assets held for sale (5)	280	1,710
Total current	$8,748	$10,550
Non-current
Accounts payable	$94	$87
Accrued and other liabilities (2)	2,104	1,973
Lease liabilities	783	729
Financial liabilities (3)	1,348	1,321
Insurance liabilities	1,417	1,427
Work in progress (4)	33	36
Provisions and decommissioning liabilities	558	568
Total non-current	$6,337	$6,141
____________________________________
(1)Includes bank overdrafts of $24 million as at March 31, 2025 (December 31, 2024: $19 million).
(2)Includes post-employment benefits of $216 million ($8 million current and $208 million non-current) as at March 31, 2025 and $204 million ($6 million current and $198 million non-current) as at December 31, 2024.
(3)Includes financial liabilities of $1,242 million ($38 million current and $1,204 million non-current) as at March 31, 2025 and $1,255 million ($42 million current and $1,213 million non-current) as at December 31, 2024 related to the failed sale and leaseback of hospitals.
(4)See Note 15 for additional information.
(5)In January 2025, the partnership’s offshore oil services completed the disposition of its shuttle tanker operation. See Note 8 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Contract costs incurred to date	$12,147	$11,241
Profit recognized to date (less recognized losses)	250	203
	$12,397	$11,444
Less: progress billings	(12,616)	(11,692)
Contract work in progress (liability)	$(219)	$(248)
Comprising:
Amounts due from customers – work in progress	$206	$170
Amounts due to customers – creditors	(425)	(418)
Net work in progress	$(219)	$(248)
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2029. The balance drawn on the bilateral credit facility, net of deferred financing costs, as at March 31, 2025 was $1,017 million (December 31, 2024: $2,142 million).
The partnership had $1 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) as at March 31, 2025. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2029, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at March 31, 2025, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at March 31, 2025, there were no funds on deposit from Brookfield (December 31, 2024: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings in subsidiaries of the partnership as at March 31, 2025, net of deferred financing costs, premiums and discounts, were $1,399 million and $40,917 million, respectively (December 31, 2024: $1,616 million and $35,104 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements primarily comprise term loans, securitization programs, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. As at March 31, 2025, the partnership’s subsidiaries were in compliance with or had obtained waivers related to all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements. Earlier this year, the partnership’s healthcare services operation obtained forbearance from its lenders providing the business with temporary interest relief under its financing agreements. Operating performance continues to be under pressure and the current capital structure is unsustainable. The business is assessing options as it continues to negotiate with key stakeholders.
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries, affiliates, and operating entities.
(a)Transactions with Brookfield
The partnership had $1 billion available on its revolving credit facility with Brookfield as at March 31, 2025. As at March 31, 2025, $nil was drawn on the Brookfield Credit Agreement (December 31, 2024: $nil). Refer to Note 16 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at March 31, 2025, the net deposit from Brookfield was $nil (December 31, 2024: $nil) and the partnership incurred interest income (expense) of $nil for the three months ended March 31, 2025 (March 31, 2024: $nil) on these deposits.
Pursuant to the Master Services Agreement (“Master Services Agreement”), the partnership and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement) equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the Base Management Fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of LP Units on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee for the three months ended March 31, 2025 was $21 million (March 31, 2024: $23 million).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three months ended March 31, 2025 was $nil (March 31, 2024: $nil). Refer to Note 19 for further details.
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for payments relating to such contracts.
(b)Other
The following tables summarizes revenues the partnership has earned from transactions with related parties for the three month periods ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Transactions during the period
Revenues (1)	$239	$252
____________________________________
(1)Includes revenues earned by the partnership's advanced energy storage operation from an associate and revenue generated from construction services earned by the partnership from affiliates of Brookfield.
(2)The partnership corrected its comparative period disclosure for 2024 to include revenues of $216 million earned by the partnership’s advanced energy storage operation from an associate. See Note 2(a)(i) for further information.
The following table summarizes balances with related parties as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Balances at end of period
Accounts and other receivable, net	$561	$521
Accounts payable and other (1)	266	429
Non-recourse borrowings in subsidiaries of the partnership	121	143
Interest of others in operating subsidiaries	4	4
____________________________________
(1)Includes $181 million related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operation (December 31, 2024: $268 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instrument positions as at March 31, 2025 and December 31, 2024 were as follows:

	March 31, 2025		December 31, 2024
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$179	$(160)	$223	$(226)
Cross currency swaps	103	(79)	109	(55)
Interest rate derivatives	103	(51)	162	(39)
Commodities contracts	11	(19)	28	(12)
Currency option contracts	47	—	—	—
Total	$443	$(309)	$522	$(332)
Total current	$178	$(214)	$185	$(269)
Total non-current	$265	$(95)	$337	$(63)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield Holders, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield Holders, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at March 31, 2025, Brookfield Holders owned approximately 67% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 89,376,700 Managing General Partner Units of Holding LP (December 31, 2024: 74,281,771), through which the partnership holds all of its interests in its operating businesses.
For the three months ended March 31, 2025, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $13 million or $0.0625 per Unit (March 31, 2024: $14 million or $0.0625 per Unit). For the three months ended March 31, 2025, the partnership declared distributions on the perpetual preferred equity securities held by Brookfield of $13 million (March 31, 2024: $13 million). For the three months ended March 31, 2025, the partnership made distributions to others who have interests in operating subsidiaries of $3,516 million (March 31, 2024: $101 million), primarily related to the distribution to owners from the partnership’s advanced energy storage operation.
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the three-month period ended March 31, 2025:

UNITS	GP Units	LP Units (1)	Total
Authorized and issued
Opening balance	4	74,281,767	74,281,771
Repurchased and canceled	—	(3,011,006)	(3,011,006)
Conversion from BBUC exchangeable shares	—	154	154
Conversion from Redemption-Exchange Units (2)	—	18,105,781	18,105,781
Issued as at March 31, 2025	4	89,376,696	89,376,700
____________________________________
(1)Included in the LP Units that Brookfield Holders beneficially own as of March 31, 2025 are 43,333,752 LP units held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
(2)In February 2025, Brookfield Wealth Solutions converted 18,105,781 Redemption-Exchange Units held with a carrying value of approximately $433 million into an equivalent amount of LP Units.
The weighted average number of LP Units outstanding for the three months ended March 31, 2025 was 80.0 million (March 31, 2024: 74.3 million).
During the three months ended March 31, 2025, the partnership repurchased 3,011,006 LP Units under the partnership’s normal course issuer bid (“NCIB”) (March 31, 2024: nil).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the three months ended March 31, 2025, 3,011,006 Managing General Partner Units (March 31, 2024: nil) were repurchased and canceled as 3,011,006 LP Units were repurchased by the partnership.
Net income (loss) attributable to limited partners for the three months ended March 31, 2025 was $30 million (March 31, 2024: net income of $17 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
(b)Redemption-Exchange Units held by Brookfield

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	69,705,497
Converted to LP Units	(18,105,781)
Issued as at March 31, 2025	51,599,716
The weighted average number of Redemption-Exchange Units outstanding for the three months ended March 31, 2025 was 62.9 million (March 31, 2024: 69.7 million).
As at March 31, 2025, the Holding LP had issued 51.6 million Redemption-Exchange Units to Brookfield (March 31, 2024: 69.7 million). Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity instruments in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”).
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the three-month period ended March 31, 2025:

SHARES	BBUC exchangeable shares (1)
Balance as at January 1, 2025	72,954,446
Repurchased and canceled	(1,260,225)
Converted to LP Units	(154)
Issued as at March 31, 2025	71,694,067
____________________________________
(1)Included in the BBUC exchangeable shares that Brookfield Holders beneficially own as of March 31, 2025 are 10,317,747 BBUC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
During the three months ended March 31, 2025, 154 BBUC exchangeable shares were exchanged into LP Units (March 31, 2024: 1).
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable share is exchanged by the holder thereof for an LP Unit. During the three months ended March 31, 2025, 154 Managing General Partner Units (March 31, 2024: 1) were issued to the partnership in connection with the exchange of 154 BBUC exchangeable shares into LP Units (March 31, 2024: 1).
During the three months ended March 31, 2025, BBUC repurchased 1,260,225 BBUC exchangeable shares under BBUC’s NCIB (March 31, 2024: nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
(d)Special limited partner units held by Brookfield

UNITS	Special limited partner units held by Brookfield
Authorized and issued
Opening balance	4
Issued as at March 31, 2025	4
The weighted average number of special limited partner units outstanding for the three months ended March 31, 2025 was 4 (March 31, 2024: 4).
In its capacity as the holder of the Special LP Units, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units on a fully exchanged basis (assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares) over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
During the three months ended March 31, 2025, the volume-weighted average price was $22.90 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution declared during the period (March 31, 2024: $nil).
(e)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Authorized and issued
Opening balance	$740
Balance as at March 31, 2025	$740
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable entities in accordance with IAS 32 and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of March 31, 2025, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7% (December 31, 2024: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the three months ended March 31, 2025 and 2024:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2025	$(337)	$21	$92	$(224)
Other comprehensive income (loss)	34	5	(20)	19
Balance as at March 31, 2025	$(303)	$26	$72	$(205)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(189)	$5	$54	$(130)
Other comprehensive income (loss)	(43)	(2)	11	(34)
Balance as at March 31, 2024	$(232)	$3	$65	$(164)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 17.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three months ended March 31, 2025 and 2024.

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Inventory costs	$2,194	$7,486
Subcontractor and consultant costs	735	672
Concession construction materials and labor costs	36	40
Depreciation and amortization expense	730	808
Compensation	944	976
Other direct costs	763	896
Total	$5,402	$10,878
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
The partnership recorded a reduction in inventory costs of $259 million (March 31, 2024: $nil) related to tax benefits recognized during the three months ended March 31, 2025. Refer to Note 2(b)(i) for additional details.
The decrease in inventory costs for the three months ended March 31, 2025 compared to the three months ended March 31, 2024 is primarily due to the disposition of the partnership's road fuels operation in the third quarter of 2024.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 22. REVENUES
(a)Revenues by type
The following tables summarize the partnership’s segment revenues by type of revenue for the three months ended March 31, 2025 and 2024.

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$2,065	$470	$3,522	$6,057
Other revenues	427	261	4	692
Total revenues	$2,492	$731	$3,526	$6,749

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$7,023	$546	$3,663	$11,232
Other revenues	439	340	4	783
Total revenues	$7,462	$886	$3,667	$12,015
The change in revenues in the partnership’s business services segment for the three months ended March 31, 2025 compared to the three months ended March 31, 2024 is primarily due to the disposition of the partnership's road fuels operation in the third quarter of 2024.
(b)Timing of recognition of revenues from contracts with customers
The following tables summarize the partnership’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$602	$163	$3,437	$4,202
Services transferred over a period of time	1,463	307	85	1,855
Total revenues from contracts with customers	$2,065	$470	$3,522	$6,057

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$5,677	$156	$3,607	$9,440
Services transferred over a period of time	1,346	390	56	1,792
Total revenues from contracts with customers	$7,023	$546	$3,663	$11,232

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
(c)Revenues by geography
The following tables summarize the partnership’s segment revenues by geography for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States of America	$411	$182	$1,485	$2,078
Australia	1,045	41	27	1,113
Europe	—	127	868	995
Brazil	208	9	279	496
United Kingdom	312	73	74	459
Mexico	—	—	287	287
Canada	79	12	139	230
Other	10	26	363	399
Total revenues from contracts with customers	$2,065	$470	$3,522	$6,057
Other revenues	427	261	4	692
Total revenues	$2,492	$731	$3,526	$6,749

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States of America	$453	$190	$1,468	$2,111
Australia	982	40	31	1,053
Europe	486	181	929	1,596
Brazil	236	18	348	602
United Kingdom	4,326	73	84	4,483
Mexico	—	—	319	319
Canada	273	25	116	414
Other	267	19	368	654
Total revenues from contracts with customers	$7,023	$546	$3,663	$11,232
Other revenues	439	340	4	783
Total revenues	$7,462	$886	$3,667	$12,015

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024

	Three Months Ended March 31, 2025
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$1,401	$234	$983	$—	$2,618	$4,131	$6,749
Direct operating costs (2)	(1,181)	(142)	(662)	(3)	(1,988)	(2,684)	(4,672)
General and administrative expenses	(31)	(21)	(32)	(27)	(111)	(200)	(311)
Gain (loss) on acquisitions / dispositions, net (3)	—	114	—	—	114	100	214
Other income (expense), net (4)	2	20	(4)	—	18	1	19
Interest income (expense), net	(67)	(47)	(107)	(25)	(246)	(524)	(770)
Current income tax (expense) recovery	(18)	(6)	(58)	—	(82)	(115)	(197)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (5)	11	14	10	—	35	38	73
Adjusted EFO	117	166	130	(68)	345
Depreciation and amortization expense (2)(6)					(220)	(510)	(730)
Other income (expense), net (4)					(13)	(89)	(102)
Deferred income tax (expense) recovery					22	42	64
Non-cash items attributable to equity accounted investments(5)					(54)	(27)	(81)
Net income (loss)					$80	$176	$256
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $5,402 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $114 million represents the partnership's economic ownership interest in net gain related to the disposition of the partnership’s offshore oil services' shuttle tanker operation.
(4)The sum of these amounts equates to other income (expense), net of $(83) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $18 million includes $19 million of realized gain relating to upgrades completed for customers on certain vessels at the partnership’s offshore oil services and $1 million of other expenses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(13) million includes $48 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at the partnership’s offshore oil services, $22 million of business separation expenses, stand-up costs and restructuring charges, $20 million of net revaluation losses, $9 million of transaction costs and $10 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss) of $(8) million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the three months ended March 31, 2025, depreciation and amortization expense by segment is as follows: business services $222 million, infrastructure services $165 million, industrials $343 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024

	Three Months Ended March 31, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,183	$307	$1,034	$—	$3,524	$8,491	$12,015
Direct operating costs (2)	(1,957)	(184)	(793)	(4)	(2,938)	(7,132)	(10,070)
General and administrative expenses	(38)	(19)	(29)	(28)	(114)	(203)	(317)
Gain (loss) on acquisitions / dispositions, net	15	—	—	—	15	—	15
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)	—	—	47	—	47	13	60
Other income (expense), net (4)	49	12	1	—	62	(2)	60
Interest income (expense), net	(71)	(63)	(90)	(37)	(261)	(535)	(796)
Current income tax (expense) recovery	(21)	(1)	(1)	(7)	(30)	(60)	(90)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (5)	8	20	11	—	39	35	74
Adjusted EFO	168	72	180	(89)	331
Depreciation and amortization expense (2)(6)					(253)	(555)	(808)
Impairment expense, net					5	5	10
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(47)	(13)	(60)
Other income (expense), net (4)					5	51	56
Deferred income tax (expense) recovery					43	62	105
Non-cash items attributable to equity accounted investments(5)					(36)	(15)	(51)
Net income (loss)					$48	$155	$203
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $10,878 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $47 million represents the partnership’s economic ownership interest in gains primarily related to the disposition of public securities.
(4)The sum of these amounts equates to other income (expense), net of $116 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $62 million includes $50 million of other income related to a distribution at the partnership’s entertainment operation, $13 million of realized net revaluation gains and $1 million of other expenses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $5 million includes $38 million of unrealized net revaluation gains, $13 million of transaction costs, $5 million of business separation expenses, stand-up costs and restructuring charges, and $15 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss) of $23 million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the three months ended March 31, 2024, depreciation and amortization expense by segment is as follows: business services $254 million, infrastructure services $212 million, industrials $342 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s assets by reportable operating segment as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	As at March 31, 2025	As at December 31, 2024
Business services	$31,201	$31,583
Infrastructure services	15,584	17,489
Industrials	28,816	26,097
Corporate and other	286	305
Total	$75,887	$75,474
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Net interest paid (received)	$528	$609
Net income taxes paid (received)	140	277
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Accounts receivable	$54	$(636)
Inventory	(181)	14
Prepayments and other	(64)	(10)
Accounts payable and other	243	274
Changes in non-cash working capital, net	$52	$(358)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the partnership’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2025	$381	$446	$998	$1,825
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(99)	(99)
Change in risk adjustment recognized for the risk expired	—	(15)	—	(15)
Experience adjustments	1	—	—	1
Changes that relate to future service:
Contracts initially recognized in the period	(78)	23	55	—
Changes in estimates that adjust the contractual service margin	(8)	(24)	32	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(5)	—	—	(5)
Insurance finance income/(expenses)	9	10	8	27
Foreign currency translation	(1)	(1)	—	(2)
	(82)	(7)	(4)	(93)
Cash flows:
Premiums received	113	—	—	113
Claims and other insurance service expenses paid	(10)	—	—	(10)
Insurance acquisition cash flows	(14)	—	—	(14)

Insurance liabilities, as at March 31, 2025	$388	$439	$994	$1,821

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2024	$385	$479	$1,070	$1,934
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(94)	(94)
Change in risk adjustment recognized for the risk expired	—	(17)	—	(17)
Experience adjustments	3	—	—	3
Changes that relate to future service:
Contracts initially recognized in the period	(55)	18	37	—
Changes in estimates that adjust the contractual service margin	10	(1)	(9)	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(3)	—	—	(3)
Insurance finance income/(expenses)	—	1	7	8
Foreign currency translation	(8)	(10)	(23)	(41)
	(53)	(9)	(82)	(144)
Cash flows:
Premiums received	82	—	—	82
Claims and other insurance service expenses paid	(10)	—	—	(10)
Insurance acquisition cash flows	(13)	—	—	(13)
Insurance liabilities, as at March 31, 2024	$391	$470	$988	$1,849
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On April 30, 2025, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on June 30, 2025 to unitholders of record as at the close of business on May 30, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at March 31, 2025 and December 31, 2024, and results of operations for the three months ended March 31, 2025 and 2024. Brookfield Corporation (together with its controlled subsidiaries, excluding the partnership, referred to as “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. The information in this MD&A should be read in conjunction with the interim financial statements as at March 31, 2025 and December 31, 2024 and for the three months ended March 31, 2025 and 2024 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of May 6, 2025. Additional information relating to the partnership can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes to our credit ratings;
•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs;
•technological change;
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•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•we do not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of our units may be volatile;
•we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over us;
•the lack of an obligation of Brookfield to source acquisition opportunities to us;
•the departure of some or all of Brookfield’s professionals;
•control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent;
•Brookfield may increase its ownership in our company;
•our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders;
•conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•the BBU General Partner may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree;
•our company is a holding entity that relies on its subsidiaries to provide us with the funds necessary to our financial obligations;
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•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•our company may become regulated as an investment company under the Investment Company Act;
•the inability of unitholders to vote on or otherwise take part in the management of the Brookfield Business Partners;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the LP Units or BBUC exchangeable shares;
•limits on unitholders’ ability to obtain favorable judicial forum for disputes related to Brookfield Business Partners or to enforce judgements against us;
•changes in tax law and practice; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2024 (our “2024 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2024 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions, and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward-looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
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Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the partnership, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2024. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of Brookfield Business Partners L.P. and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by the public unitholders and Brookfield Holders, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (the “Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield Holders. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable measure prepared using IFRS® Accounting Standards. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our residential mortgage insurer, dealer software and technology services operation, healthcare services, construction operation, non-bank financial services operation, fleet management and car rental services, payment processing services operation, entertainment operation and other operations.
ii.Our infrastructure services segment includes our modular building leasing services, lottery services operation, offshore oil services and work access services.
iii.Our industrials segment includes our advanced energy storage operation, engineered components manufacturing operation, water and wastewater operation and other operations.
iv.Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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The tables below provide a breakdown of total assets of $75.9 billion as at March 31, 2025 and revenues of $6.7 billion for the three months ended March 31, 2025 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2025	March 31, 2025
Business services	$31,201	$2,492
Infrastructure services	15,584	731
Industrials	28,816	3,526
Corporate and other	286	—
Total	$75,887	$6,749

Regions	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2025	March 31, 2025
United States of America	$27,713	$2,078
Europe	13,930	1,180
Australia	10,162	1,229
Brazil	8,203	569
Canada	5,473	438
Mexico	3,017	287
United Kingdom	2,932	508
Other	4,457	460
Total	$75,887	$6,749
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation, (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operation, (vi) fleet management and car rental services, (vii) payment processing services operation, (viii) entertainment operation and (ix) other operations.
Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services operation
Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and OEMs across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.
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The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of workflow SaaS that is highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
Healthcare services
Our healthcare services in Australia is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 38 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.
Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operation can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 117,000 vehicles.
Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending. We cater to over 177,000 customers and generally help them buy their first home and secure commercial vehicle financing. With a pan-India distribution network of more than 587 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country.
On September 19, 2024, our Indian non-bank financial services operation reached an agreement to sell its non-core home finance lending operation. The business expects to generate approximately $200 million of proceeds, which should support accelerating growth of the core commercial vehicle lending operations. The transaction is expected to close in the first half of 2025, subject to customary closing conditions and regulatory approval.
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Our Australian asset manager and lender provides credit and investment solutions to over 27,000 borrowers and over 100,000 investors. The business plays an important role in providing fixed-income investment solutions to Australians approaching retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-to-medium sized business owners and recent immigrants.
Payment processing services operation
Our payment processing services operation is a leading provider of payment solutions in the Middle East and Africa. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
Entertainment operation
Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that incorporates leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Other
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. We have joint control over the business and have accounted for our investment as an equity accounted investment.
We hold a convertible preferred security investment in Nielsen, a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 200,000 appraisals and valuations per year.
Infrastructure services
Our infrastructure services segment includes our (i) modular building leasing services, (ii) lottery services operation, (iii) offshore oil services and (iv) work access services.
Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 325,000 modular units across 23 countries, our operations service more than 52,000 customers through an established network of approximately 180 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, (ii) sale and ongoing maintenance of hardware products and technology and (iii) a full-suite of digital capabilities to support the development and operation of government sponsored iLottery programs.
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Offshore oil services
Our offshore oil services is a global provider of offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate floating production storage and offloading units (“FPSO”) and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom) and Brazil.
As a fee-based business focused on critical services, our offshore oil services has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
As described below under “Recent Developments in Our Business”, our offshore oil services completed the previously announced sale of its shuttle tanker operation on January 16, 2025.
Work access services
Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 27,000 customers in more than 26 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired eight businesses, including a multi-craft services provider, a German scaffolding services provider, residential and commercial work access providers, a specialty industrial coating contractor, a cathodic protection provider, an insulation services provider, and a commercial scaffolding provider. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation and (iv) other industrials operations.
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 18,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operation power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Our advanced energy storage operation distributes products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. The remaining 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
Our advanced energy storage operation is entitled to claim these tax benefits over the availability period. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the tax benefits are a carryforward to offset future taxes and accounted for under IAS 12, Income Taxes (“IAS 12”). During the three months ended March 31, 2025 and March 31, 2024, the partnership did not record any carryforward amounts.
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For qualified business activities in our advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. For the three months ended March 31, 2025, the partnership recorded a benefit of $259 million (March 31, 2024: nil).
As described below under “Recent Developments in Our Business”, our advanced energy storage operation raised $5 billion of new first lien debt in January 2025. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which our share was approximately $1.2 billion.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 95,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater operation
Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public-private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Other
As described below under “Recent Developments in Our Business”, together with institutional partners, we completed the acquisition of Chemelex, our electric heat tracing systems manufacturer, for total consideration of $1,654 million.
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operation is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its solid reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas production operation produces approximately 33,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 29 quarries, the company produces and supplies premium slate roofing tiles globally to support the non-discretionary renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
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We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Australia, Brazil and Canada. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
Recent Developments in Our Business
Below are key developments in our business since December 31, 2024:
In January 2025, our advanced energy storage operation raised $5 billion of new first lien debt. $4.5 billion of the proceeds were used to fund a special distribution to owners, of which our share was approximately $1.2 billion.
On January 16, 2025, our offshore oil services completed the previously announced sale of its shuttle tanker operation for consideration of $484 million, of which our share was approximately $250 million. This resulted in a net gain of $214 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
On January 30, 2025, together with institutional partners, we completed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial company for total consideration of $1,654 million. The investment was funded with approximately $830 million of equity and $824 million of subsidiary debt financing. The partnership holds a 100% voting interest and an approximate 26% economic interest in Chemelex. For more information, see the partnership’s unaudited pro forma financial statements as of and for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on Form 6-K on April 16, 2025.
On February 22, 2025, together with institutional partners, we reached an agreement to acquire Antylia Scientific (“Antylia”), a leading manufacturer and distributor of critical consumables and testing equipment serving life sciences and environmental labs, for total consideration of approximately $1.3 billion. We expect to invest approximately $160 million of equity for an approximate 25% economic interest. The transaction is expected to close in the second quarter of 2025, subject to customary closing conditions and regulatory approvals.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Most of our global operations are market leaders, largely providing goods and services where they are produced meaning they are not heavily reliant on cross border trade. We expect this to limit the direct effect of tariffs on our near term cash flows, largely centered on select operations within our Industrials segment. In these cases, we anticipate our operations will be able to partially mitigate these impacts over time through a combination of operational and commercial actions. An overall higher inflationary environment could delay long-term investment decisions, impact growth and result in a more pronounced pullback in global demand. While we have seen the resiliency of our operations demonstrated through past cycles, we are working with all our management teams to ensure our businesses are well positioned in any economic environment.
Business services
Our residential mortgage insurer continues to perform well. Volumes of new insurance premiums were strong, supported by improved mortgage demand and an overall stable Canadian housing market. Losses on claims remain low in the context of long-term historical levels as a function of low unemployment and stable home prices, which on average remain 30% above pre-2020 levels. While a potential slowdown in Canadian economic growth, higher unemployment and a drop in home prices could contribute to increasing losses, the business remains well capitalized and prepared to manage the impact of higher losses in line with long term levels of 15-25% versus mid-single digit levels currently. We expect the business to continue to generate strong cash flows and provide ongoing distributions.
Plans to enhance the technology suite and customer experience at our dealer software and technology services are progressing well. The business recently launched new product offerings including an integrated payment platform and inventory suite aimed at broadening its service offering and enhancing dealer efficiency. Management remains focused on addressing churn levels and increasing customer satisfaction scores to support its broader growth and customer retention initiatives.
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Earlier this year, our healthcare services operation obtained forbearance from its lenders providing the business with temporary interest relief under its financing agreements. Operating performance continues to be under pressure and the current capital structure is unsustainable. The business is assessing options as it continues to negotiate with key stakeholders.
Infrastructure services
Our lottery services operation is continuing to execute on the ramp-up of recent wins for lottery operators in the U.S., U.K. and New Zealand. The pipeline of new commercial opportunities remains strong and the business recently completed a strategic realignment which included separating its digital lottery operations into a standalone business unit at the operating company under a new leadership team. The realignment is intended to support the accelerated delivery of recently secured digital lottery services contracts and strengthen the business’ position for expansion into new markets.
At our offshore oil services operation, we closed the sale of the shuttle tanker operation and reached agreements on the sale of several non-core assets. We continue to hold an interest in the remaining FPSO operations where the redeployment of two large FPSO vessels is progressing well. The upgrade work on one vessel was completed earlier this year and it is now earning a day rate in the field, while a second FPSO vessel is expected to be delivered to its customer in the North Sea early next year.
Industrials
Our advanced energy storage operation had a strong start to the year. Demand for technologically superior advanced batteries continues to increase, with advanced battery volumes now comprising 34% of the business’ total unit sales. The business continues to generate strong cash flow, providing flexibility for ongoing deleveraging and reinvestment in its U.S. manufacturing capabilities. These reinvestment plans include expanding existing U.S. advanced battery production capacity, building new facilities and enhancing its recycling and critical mineral recovery capabilities, all of which we expect will further strengthen its market leadership position with the support of tax benefits. In November 2023, the European Commission (“EC”) announced an investigation into the starter automotive battery market. While the EC’s investigation is ongoing and its outcomes uncertain, our advanced energy storage operation does not currently foresee any material adverse exposures in its future earnings or net cash flows in relation to the matter, because, among other things, it has received conditional immunity from the EC and is indemnified against losses incurred in relation to the matter, if any.
Our engineered components manufacturer started to show modest signs of recovery. While volumes improved in certain North American end markets during the quarter, international end market demand remains weak. The risk of a broader economic slowdown could impact the timing of an overall recovery in volumes. Management is focused on enhancing its commercial positioning and continuing to adjust its cost base to optimize cash flow and margins.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. In January 2025, we closed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial company. In addition, we signed an agreement to acquire Antylia, a leading manufacturer and distributor of critical consumables and testing equipment serving life sciences and environmental labs, for approximately $1.3 billion. We expect to invest approximately $160 million of our equity for an approximate 25% economic interest. The transaction is expected to close in the second quarter of 2025, subject to customary closing conditions and regulatory approvals.
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Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three months ended March 31, 2025 and 2024. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	2025	2024
Revenues	$6,749	$12,015
Direct operating costs	(5,402)	(10,878)
General and administrative expenses	(311)	(317)
Interest income (expense), net	(770)	(796)
Equity accounted income (loss)	(8)	23
Impairment reversal (expense), net	—	10
Gain (loss) on acquisitions/dispositions, net	214	15
Other income (expense), net	(83)	116
Income (loss) before income tax	389	188
Income tax (expense) recovery
Current	(197)	(90)
Deferred	64	105
Net income (loss)	$256	$203
Attributable to:
Limited partners	$30	$17
Non-controlling interests attributable to:
Redemption-exchange units	23	15
Special limited partner	—	—
BBUC exchangeable shares	27	16
Preferred securities	13	13
Interest of others in operating subsidiaries	163	142
	$256	$203
Basic and diluted earnings (loss) per limited partner unit (1)	$0.38	$0.23
____________________________________
(1)Average number of LP Units outstanding for the three months ended March 31, 2025 was 80.0 million (March 31, 2024: 74.3 million).
Comparison of the three months ended March 31, 2025 and 2024
For the three months ended March 31, 2025, net income was $256 million, with $80 million of net income attributable to Unitholders ($0.38 per LP Unit). For the three months ended March 31, 2024, net income was $203 million, with $48 million of net income attributable to Unitholders ($0.23 per LP Unit).
Revenues
For the three months ended March 31, 2025, revenues decreased by $5,266 million to $6,749 million, compared to $12,015 million for the three months ended March 31, 2024. Revenues from our business services segment decreased by $4,970 million, primarily due to the disposition of our road fuels operation in July 2024 which reduced revenues by $4,997 million. Revenues from our infrastructure services segment decreased by $155 million, primarily due to the disposition of our offshore oil services’ shuttle tanker operation. Revenues from our industrials segment decreased by $141 million primarily due to continued growth in demand for advanced batteries which was offset by a reduction in overall battery volumes at our advanced energy storage operation as a result of timing of aftermarket deliveries and reduced original equipment manufacturer battery demand, combined with lower volumes at our engineered components manufacturing operation due to weak end market demand. The decrease was partially offset by contributions from our recently acquired electric heat tracing systems manufacturer.
12

Direct operating costs
For the three months ended March 31, 2025, direct operating costs decreased by $5,476 million to $5,402 million, compared to $10,878 million for the three months ended March 31, 2024. The decrease was primarily due to the disposition of our road fuels operation in July 2024 which reduced direct operating costs by $4,974 million, combined with a tax benefits of $259 million recognized at our advanced energy storage operation during the period.
General and administrative expenses
For the three months ended March 31, 2025, general and administrative expenses decreased by $6 million to $311 million, compared to $317 million for the three months ended March 31, 2024. The decrease was primarily due to dispositions completed over the last twelve months, partially offset by contribution from the acquisition of our electric heat tracing systems manufacturer.
Interest income (expense), net
For the three months ended March 31, 2025, net interest expense decreased by $26 million to $770 million, compared to $796 million for the three months ended March 31, 2024. The decrease in net interest expense was primarily due to reduced borrowings within our operations as a result of dispositions completed over the last twelve months and the repayment of borrowings on our corporate credit facilities during the period, partially offset by the impact of higher borrowings in our advanced energy storage operation.
Gain (loss) on acquisitions/dispositions, net
For the three months ended March 31, 2025, net gain (loss) on acquisitions/dispositions was $214 million related to a gain recognized from the disposition of our offshore oil services’ shuttle tanker operation.
Other income (expense), net
For the three months ended March 31, 2025, net other income (expense) decreased by $199 million to net other expense of $83 million, compared to net other income of $116 million for the three months ended March 31, 2024. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended March 31, 2025, the components of other income (expense), net include $125 million of gains recorded at our offshore oil services due to completed upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $78 million of business separation expenses, stand-up costs and restructuring charges, $50 million of net revaluation losses, $35 million of transaction costs and $45 million of other expenses. For the three months ended March 31, 2024, the components of other income (expense), net include $158 million of net revaluation gains, $50 million of other income related to a distribution at our entertainment operation, $21 million of transaction costs, $19 million of business separation expenses, stand-up costs and restructuring charges and $52 million of other expenses.
Income tax (expense) recovery
For the three months ended March 31, 2025, current income tax expense increased by $107 million to $197 million, compared to $90 million for the three months ended March 31, 2024. The increase in current income tax expense was primarily due to withholding tax incurred relating to a special distribution to owners from our advanced energy storage operation, combined with a non-recurring tax recovery recognized in the prior period in our advanced energy storage operation, partially offset by lower taxable income within our dealer software and technology services operation. Deferred income tax recovery decreased by $41 million to $64 million, compared to $105 million for the three months ended March 31, 2024. The decrease in deferred income tax recovery was primarily due to the derecognition of tax losses in our solar power solutions operation, combined with the increase in deferred tax liability within our modular building leasing services operation, partially offset by a recognition of tax attributes and a reversal of acquisition related deferred tax liabilities in our advanced energy storage operation as a result of amortization of intangible assets.
13

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2025	2024				2023
(US$ MILLIONS, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$6,749	$7,427	$9,232	$11,946	$12,015	$13,405	$14,399	$13,506
Direct operating costs	(5,402)	(6,008)	(7,069)	(10,928)	(10,878)	(12,209)	(13,016)	(12,330)
General and administrative expenses	(311)	(324)	(319)	(307)	(317)	(336)	(403)	(398)
Interest income (expense), net	(770)	(752)	(778)	(778)	(796)	(858)	(941)	(932)
Equity accounted income (loss)	(8)	35	1	31	23	48	31	28
Impairment reversal (expense), net	—	(991)	—	—	10	(780)	(44)	(7)
Gain (loss) on acquisitions/dispositions, net	214	—	593	84	15	4,477	41	87
Other income (expense), net	(83)	(360)	(229)	(100)	116	(344)	(101)	138
Income (loss) before income tax	389	(973)	1,431	(52)	188	3,403	(34)	92
Income tax (expense) recovery
Current	(197)	(158)	(276)	(122)	(90)	(171)	(211)	(267)
Deferred	64	23	580	239	105	252	294	216
Net income (loss)	$256	$(1,108)	$1,735	$65	$203	$3,484	$49	$41
Attributable to:
Limited partners	$30	$(150)	$103	$(7)	$17	$488	$(15)	$(16)
Non-controlling interests attributable to:
Redemption-exchange units	23	(141)	97	(6)	15	457	(14)	(16)
Special limited partner	—	—	—	—	—	—	—	—
BBUC exchangeable shares	27	(147)	101	(7)	16	478	(15)	(16)
Preferred securities	13	13	13	13	13	17	22	22
Interest of others in operating subsidiaries	163	(683)	1,421	72	142	2,044	71	67
	$256	$(1,108)	$1,735	$65	$203	$3,484	$49	$41
Basic and diluted earnings (loss) per limited partner unit (1)	$0.38	$(2.02)	$1.39	$(0.10)	$0.23	$6.57	$(0.20)	$(0.22)
____________________________________
(1)Average number of LP Units outstanding for the three months ended March 31, 2025 was 80.0 million (March 31, 2024: 74.3 million).
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our advanced energy storage operation, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operation, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. The mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
14

Review of Consolidated Financial Position
The following is a summary of the unaudited and audited consolidated statements of financial position as at March 31, 2025 and December 31, 2024, respectively:

			Change
(US$ MILLIONS)	March 31, 2025	December 31, 2024	March 31, 2025 vs December 31, 2024
Assets
Cash and cash equivalents	$3,442	$3,239	$203
Financial assets	11,642	12,371	(729)
Accounts and other receivable, net	6,948	6,279	669
Inventory and other assets	5,063	5,728	(665)
Property, plant and equipment	12,529	13,232	(703)
Deferred income tax assets	1,767	1,744	23
Intangible assets	19,157	18,317	840
Equity accounted investments	2,307	2,325	(18)
Goodwill	13,032	12,239	793
	$75,887	$75,474	$413
Liabilities and Equity
Liabilities
Accounts payable and other	$15,085	$16,691	$(1,606)
Corporate borrowings	1,017	2,142	(1,125)
Non-recourse borrowings in subsidiaries of the partnership	42,316	36,720	5,596
Deferred income tax liabilities	2,614	2,613	1
	$61,032	$58,166	$2,866
Equity
Limited partners	$2,158	$1,752	$406
Non-controlling interests attributable to:
Redemption-exchange units	1,246	1,644	(398)
Special limited partner	—	—	—
BBUC exchangeable shares	1,732	1,721	11
Preferred securities	740	740	—
Interest of others in operating subsidiaries	8,979	11,451	(2,472)
	14,855	17,308	(2,453)
	$75,887	$75,474	$413
Financial assets
Financial assets decreased by $729 million to $11,642 million as at March 31, 2025, compared to $12,371 million as at December 31, 2024. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets. The decrease was primarily due to a net reduction in the mortgages receivable at our Australian asset manager and lender as a result of higher loan repayments compared to new loan originations, combined with a reduction in other financial assets within our offshore oil services.
The following table presents financial assets by segment as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2025	$11,258	$38	$345	$1	$11,642
December 31, 2024	$11,713	$253	$404	$1	$12,371
15

Accounts receivable, net
Accounts receivable, net increased by $669 million to $6,948 million as at March 31, 2025, compared to $6,279 million as at December 31, 2024. The increase was primarily due to timing of billed receivables within our offshore oil services operation and our engineered components manufacturer, combined with the acquisition of our electric heat tracing systems manufacturer. Included in accounts receivable is an additional $259 million recorded at our advanced energy storage operation related to tax benefits.
Inventory and other assets
Inventory and other assets decreased by $665 million to $5,063 million as at March 31, 2025, compared to $5,728 million as at December 31, 2024. The decrease was primarily due to the disposition of our offshore oil services’ shuttle tanker operation in January 2025, which was previously classified as assets held for sale. This was partially offset by higher other assets within our offshore oil services due to the recognition of finance lease receivables and higher inventory in our advanced energy storage operation.
Property, plant & equipment and intangible assets
PP&E decreased by $703 million to $12,529 million as at March 31, 2025, compared to $13,232 million as at December 31, 2024. The decrease was due to a reduction in PP&E of $1,429 million primarily driven by the reclassification of certain vessels within our offshore oil services from PP&E to finance leases and regular depreciation expense of $344 million. These factors were partially offset by additions to PP&E of $785 million, primarily due to growth capital expenditures within our offshore oil services which are contractually reimbursed and the impact of foreign exchange movements of $285 million. As at March 31, 2025, PP&E included $931 million of right-of-use assets (December 31, 2024: $874 million).
Intangible assets increased by $840 million to $19,157 million as at March 31, 2025, compared to $18,317 million as at December 31, 2024. The increase was due to net additions of $875 million primarily driven by the acquisition of our electric heat tracing systems manufacturer and the impact of foreign exchange movements of $351 million, partially offset by regular amortization expense of $386 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services, production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services which are contractually reimbursed by our customer and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the three months ended March 31, 2025 were $177 million and $332 million, respectively (March 31, 2024: $169 million and $454 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operation presented as cash used in operating activities in the unaudited interim condensed consolidated statement of cash flows.
Deferred Income Tax Assets
Deferred income tax assets increased by $23 million to $1,767 million as at March 31, 2025, compared to $1,744 million as at December 31, 2024. The increase was primarily due to the recognition of tax attributes in our advanced energy storage operation and our natural gas production operation, partially offset by a derecognition of tax losses in our solar power solutions.
Goodwill
Goodwill increased by $793 million to $13,032 million as at March 31, 2025, compared to $12,239 million as at December 31, 2024. The increase was primarily due to the acquisition of our electric heat tracing systems manufacturer, combined with the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other decreased by $1,606 million to $15,085 million as at March 31, 2025, compared to $16,691 million as at December 31, 2024. The decrease is primarily due to the disposition our offshore oil services’ shuttle tanker operation whose liabilities were previously classified as liabilities held for sale.
16

Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to Unitholders
As at March 31, 2025, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2024 Annual Report.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2024 Annual Report.
During the first quarter of 2025, the volume-weighted average price was $22.90 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield Holders and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent. During the three months ended March 31, 2025, 154 BBUC exchangeable shares were exchanged into LP Units (March 31, 2024: 1).
On August 15, 2024, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2024, or 3,714,088 LP Units, including up to 10,340 LP Units on the TSX during any trading day.
On August 15, 2024, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for its BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of its issued and outstanding BBUC exchangeable shares as at August 8, 2024 or 3,647,722 shares, including up to 5,184 shares on the TSX during any trading day.
During the three months ended March 31, 2025, the partnership repurchased 3,011,006 LP Units (March 31, 2024: nil LP Units). Following the three months ended March 31, 2025 and up to the date of this MD&A, the partnership has repurchased 538,115 LP Units under its NCIB.
During the three months ended March 31, 2025, BBUC repurchased 1,260,225 BBUC exchangeable shares under its NCIB (March 31, 2024: nil exchangeable shares). Following the three months ended March 31, 2025 and up to the date of this MD&A, BBUC has repurchased 1,045,142 exchangeable shares under its NCIB.
As at March 31, 2025 and December 31, 2024, the total number of Units outstanding are as follows:

UNITS	March 31, 2025	December 31, 2024
GP Units	4	4
LP Units (1)	89,376,696	74,281,767
Non-controlling interests:
Redemption-Exchange Units (1)	51,599,716	69,705,497
BBUC exchangeable shares	71,694,067	72,954,446
Special LP Units	4	4
____________________________________
(1)In February 2025, the partnership issued 18,105,781 LP Units to wholly-owned subsidiaries of Brookfield Wealth Solutions in exchange for 18,105,781 Redemption-Exchange Units, pursuant to the exercise of the Redemption-Exchange Mechanism.
17

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating Segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our consolidated statements of operating results prepared using IFRS Accounting Standards. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
18

The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Net income (loss)	$256	$203

Net income (loss) attributable to Limited partners	$30	$17
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	23	15
Net income (loss) attributable to BBUC exchangeable shares	27	16
Net income (loss) attributable to Unitholders	$80	$48

Adjusted EBITDA	$591	$544
The following table presents Adjusted EFO per segment for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Business services	$117	$168
Infrastructure services	166	72
Industrials	130	180
Corporate and other	(68)	(89)
Comparison of the three months ended March 31, 2025 and 2024
Net income attributable to Unitholders for the three months ended March 31, 2025 was $80 million, representing an increase of $32 million compared to net income attributable to Unitholders of $48 million for the three months ended March 31, 2024.
Adjusted EBITDA for the three months ended March 31, 2025 was $591 million, representing an increase of $47 million compared to $544 million for the three months ended March 31, 2024. Current period results included contribution from the recent acquisition of our electric heat tracing systems manufacturer in January 2025. Prior period results included $37 million, at our share, of contribution from disposed operations including our offshore oil services’ shuttle tanker operation which was sold in January 2025.
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Adjusted EFO	$117	$168

Adjusted EBITDA	$213	$205
19

The following table presents equity attributable to Unitholders for our business services segment as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Total assets	$31,201	$31,583
Total liabilities	24,106	24,185

Interests of others in operating subsidiaries	3,728	3,925
Equity attributable to Unitholders	3,367	3,473
Total equity	$7,095	$7,398
Comparison of the three months ended March 31, 2025 and 2024
Adjusted EFO in our business services segment for the three months ended March 31, 2025 was $117 million, representing a decrease of $51 million, compared to $168 million for the three months ended March 31, 2024. The decrease in Adjusted EFO was primarily due to other income of $50 million recognized in the prior period related to a distribution at our entertainment operation.
Adjusted EBITDA in our business services segment for the three months ended March 31, 2025 was $213 million, representing an increase of $8 million, compared to $205 million for the three months ended March 31, 2024. Strong performance at our residential mortgage insurer and increased contribution from our construction operation was partially offset by the impact of higher costs associated with technology upgrades at our dealer software and technology services operation. Prior period results included contribution from our road fuels operation which was sold in July 2024.
Our residential mortgage insurer contributed $61 million to Adjusted EBITDA for the three months ended March 31, 2025, compared to $55 million for the three months ended March 31, 2024. Performance benefited from higher insurance revenue and lower losses on claims, supported by an overall stable Canadian housing market. Strong new insurance premium volumes in the quarter was supported by resilient demand from first-time home buyers, benefiting from the introduction of 30-year amortization mortgage products in December. While losses are expected to increase from current levels, the business remains well capitalized to manage impacts from a potential slowdown in Canadian economic activity, rising unemployment and home price volatility.
Our dealer software and technology services operation contributed $49 million of Adjusted EBITDA for the three months ended March 31, 2025, compared to $63 million for the three months ended March 31, 2024. Results reflected the impact of accelerating planned technology upgrades and modernization initiatives as well as customer churn. New bookings and recent investments, including the introduction of new product offerings to enhance service levels, are expected to support longer-term growth of the business.
Our healthcare services contributed $10 million of Adjusted EBITDA for the three months ended March 31, 2025, compared to $9 million for three months ended March 31, 2024. Hospital admissions were largely in line with prior period, with results benefiting from higher margin multi-day activity and higher reimbursement rates from private health insurers, which were partially offset by higher costs.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Adjusted EFO	$166	$72

Adjusted EBITDA	$104	$143
20

The following table presents equity attributable to Unitholders for our infrastructure services segment as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Total assets	$15,584	$17,489
Total liabilities	9,758	11,729

Interests of others in operating subsidiaries	2,495	2,465
Equity attributable to Unitholders	3,331	3,295
Total equity	$5,826	$5,760
Comparison of the three months ended March 31, 2025 and 2024
Adjusted EFO in our infrastructure services segment for the three months ended March 31, 2025 was $166 million, representing an increase of $94 million, compared to $72 million for the three months ended March 31, 2024. The increase was primarily due to a net gain of $114 million recognized on the sale of our offshore oil services’ shuttle tanker operation in January 2025.
Adjusted EBITDA in our infrastructure services segment for the three months ended March 31, 2025 was $104 million, representing a decrease of $39 million, compared to $143 million for the three months ended March 31, 2024. Prior period results included contribution from our offshore oil services’ shuttle tanker operation which was sold in January 2025.
Our modular building leasing services operation contributed $36 million to Adjusted EBITDA for the three months ended March 31, 2025, compared to $37 million for three months ended March 31, 2024. The benefit of ongoing business optimization initiatives was offset by reduced fleet utilization. Despite continued strength in Southern Europe and Australia, softer demand in France and Germany contributed to lower levels of units on rent during the quarter. The business continues to focus on redeploying assets to more resilient segments of the market.
Our lottery services operation contributed $33 million to Adjusted EBITDA for the three months ended March 31, 2025, compared to $33 million for the three months ended March 31, 2024. The impact of margin enhancement initiatives was offset by reduced industry sales, partly a result of lower overall jackpot sizes. The business continues to execute on the ramp-up of several recent contract wins which are not fully reflected in current period results, while the pipeline of new commercial opportunities remains strong.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Adjusted EFO	$130	$180

Adjusted EBITDA	$304	$228
The following table presents equity attributable to Unitholders for our industrials segment as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Total assets	$28,816	$26,097
Total liabilities	23,013	18,684

Interests of others in operating subsidiaries	2,756	5,061
Equity attributable to Unitholders	3,047	2,352
Total equity	$5,803	$7,413
21

Comparison of the three months ended March 31, 2025 and 2024
Adjusted EFO in our industrials segment for the three months ended March 31, 2025 was $130 million, representing a decrease of $50 million, compared to $180 million for the three months ended March 31, 2024. The decrease in Adjusted EFO was primarily due to a net gain of $47 million recognized on the sale of public securities in the prior period.
Adjusted EBITDA in our industrials segment for the three months ended March 31, 2025 was $304 million, representing an increase of $76 million, compared to $228 million for the three months ended March 31, 2024. Current period results included $72 million of tax benefits at our advanced energy storage operation recorded as a reduction to direct operating costs and contribution from our electric heat tracing systems manufacturer which was acquired in January 2025.
Our advanced energy storage operation contributed $233 million to Adjusted EBITDA for the three months ended March 31, 2025, compared to $159 million for the three months ended March 31, 2024. Results included $72 million of tax benefits. Continued growth in demand for advanced batteries was offset by the timing of aftermarket deliveries and reduced original equipment manufacturer battery demand during the quarter. Execution of optimization initiatives contributed to results. The business continues to generate strong levels of free cash to support its ongoing deleveraging and investment plans.
Our engineered components manufacturing operation contributed $30 million to Adjusted EBITDA for the three months ended March 31, 2025, compared to $33 million for the three months ended March 31, 2024 reflecting weak end market demand and overall lower volumes. Despite pockets of improved demand in certain sectors of the North American market since the start of the year, registrations of new industrial trailers continues to be weak. The business continues to actively manage its cost structure to optimize cash flow and support margins in the current environment.
Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Adjusted EFO	$(68)	$(89)

Adjusted EBITDA	$(30)	$(32)
The following table presents equity attributable to Unitholders for our corporate and other segment as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Total assets	$286	$305
Total liabilities	4,155	3,568

Equity attributable to preferred securities	740	740
Equity attributable to Unitholders	(4,609)	(4,003)
Total equity	$(3,869)	$(3,263)
Pursuant to our Master Services Agreement, we pay Brookfield a base management fee equal to 0.3125% quarterly (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. Management fees for the three months ended March 31, 2025 were $21 million, compared to $23 million for the three months ended March 31, 2024. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period included lower interest expense due repayments of borrowings on our corporate credit facilities during the quarter.
22

Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our consolidated statements of operating results prepared using IFRS Accounting Standards, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our consolidated statements of operating results prepared using IFRS Accounting Standards. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our results prepared using IFRS Accounting Standards, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported using IFRS Accounting Standards. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
23

Adjusted EBITDA Reconciliation
The following tables reconcile Adjusted EBITDA to net income (loss) for the three months ended March 31, 2025:

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$—	$156	$145	$(45)	$256

Add or subtract the following:
Depreciation and amortization expense	222	165	343	—	730
Gain (loss) on acquisitions/dispositions, net	—	(214)	—	—	(214)
Other income (expense), net (1)	68	(79)	93	1	83
Income tax (expense) recovery	18	25	101	(11)	133
Equity accounted income (loss)	(3)	26	(15)	—	8
Interest income (expense), net	230	149	366	25	770
Equity accounted Adjusted EBITDA (2)	24	33	15	—	72
Amounts attributable to non-controlling interests (3)	(346)	(157)	(744)	—	(1,247)
Adjusted EBITDA	$213	$104	$304	$(30)	$591
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $125 million of gains recorded at our offshore oil services due to completed upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $78 million of business separation expenses, stand-up costs and restructuring charges, $50 million of net revaluation losses, $35 million of transaction costs and $45 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
24

The following tables reconcile Adjusted EBITDA to net income (loss) for the three months ended March 31, 2024:

	Three Months Ended March 31, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$240	$(65)	$98	$(70)	$203

Add back or deduct the following:
Depreciation and amortization expense	254	212	342	—	808
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on acquisitions/dispositions, net	(15)	—	—	—	(15)
Other income (expense), net (1)	(140)	(18)	32	10	(116)
Income tax (expense) recovery	24	(3)	(27)	(9)	(15)
Equity accounted income (loss)	(1)	(4)	(18)	—	(23)
Interest income (expense), net	252	180	327	37	796
Equity accounted Adjusted EBITDA (2)	17	39	16	—	72
Amounts attributable to non-controlling interests (3)	(422)	(186)	(548)	—	(1,156)
Adjusted EBITDA	$205	$143	$228	$(32)	$544
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $158 million of net revaluation gains, $50 million of other income related to a distribution at our entertainment operation, $21 million of transaction costs, $19 million of business separation expenses, stand-up costs and restructuring charges and $52 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three months ended March 31, 2025 and 2024
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangible assets at our modular building leasing services and our lottery services operation. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangible assets at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets at our dealer software and technology services operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense decreased by $78 million to $730 million for the three months ended March 31, 2025 compared to $808 million for the three months ended March 31, 2024. The decrease was primarily due to the sale of our offshore oil services’ shuttle tanker operation in January 2025 and the disposition of our road fuels operation in July 2024.
Income tax (expense) recovery, net was a net income tax expense of $133 million for the three months ended March 31, 2025 compared to net income tax recovery of $15 million for the three months ended March 31, 2024. The increase was primarily due to withholding tax incurred relating to a special distribution to owners from our advanced energy storage operation, combined with the derecognition of tax losses in our solar power solutions operation. The increase was partially offset by lower taxable income within our dealer software and technology services operation, combined with the recognition of tax attributes and a reversal of acquisition related deferred tax liabilities in our advanced energy storage operation as a result of amortization of intangible assets.
Interest expense, net decreased by $26 million to $770 million for the three months ended March 31, 2025 compared to $796 million for the three months ended March 31, 2024. The decrease was primarily due to reduced borrowings within our operations as a result of dispositions and the repayment of borrowings on our corporate credit facilities during the period, partially offset by the impact of higher borrowings in our advanced energy storage operation.
25

Amounts attributable to non-controlling interests increased by $91 million to $1,247 million for the three months ended March 31, 2025 compared to $1,156 million for the three months ended March 31, 2024. The increase in amounts attributable to non-controlling interests is primarily due to the tax benefit recorded at our advanced energy storage operation during the period and the acquisition of our electric heat tracing systems manufacturer in January 2025, partially offset by the impact of dispositions completed over the last twelve months.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Limited partners (1)	$2,158	$1,752
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units (1)	1,246	1,644
Special LP Units	—	—
BBUC exchangeable shares	1,732	1,721
Equity attributable to Unitholders	$5,136	$5,117
____________________________________
(1)In February 2025, the partnership issued 18,105,781 LP Units to wholly-owned subsidiaries of Brookfield Wealth Solutions in exchange for 18,105,781 Redemption-Exchange Units, pursuant to the exercise of the Redemption-Exchange Mechanism.
The following table is a summary of our equity attributable to Unitholders by segment as at March 31, 2025 and December 31, 2024. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
March 31, 2025	$3,367	$3,331	$3,047	$(4,609)	$5,136
December 31, 2024	$3,473	$3,295	$2,352	$(4,003)	$5,117
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
March 31, 2025	$15,525	$7,960	$18,831	$42,316
December 31, 2024	$15,800	$7,736	$13,184	$36,720
26

As at March 31, 2025, the partnership had non-recourse borrowings in subsidiaries of $42,316 million compared to $36,720 million as at December 31, 2024. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	March 31, 2025	December 31, 2024
Term loans	$22,796	$17,372
Notes and debentures	12,559	11,983
Credit facilities (1)	3,236	3,063
Securitization program (2)	2,676	3,284
Project financing	1,049	1,018
Total non-recourse borrowings in subsidiaries of the partnership	$42,316	$36,720
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $42,316 million as at March 31, 2025, compared to $36,720 million as at December 31, 2024. The increase of $5,596 million was primarily due to $5 billion of new debt raised at our advanced energy storage operation to fund a special distribution to owners ($1.2 billion to the partnership), combined with the recent acquisition of our electric heat tracing systems manufacturer.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from less than one year to 56 years. The weighted average maturity of total borrowings as at March 31, 2025 was 5.9 years and the weighted average interest rate on debt outstanding was 7.6%, including the impact of hedges. Approximately 65% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations. As at March 31, 2025, we have $43,333 million in borrowings with an additional capacity of $8,831 million in undrawn credit facilities at the corporate and subsidiary level.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. As at March 31, 2025, the partnership’s operations were in compliance with or had obtained waivers related to all material covenant requirements and we continue to work with our businesses to monitor performance against such covenant requirements. Earlier this year, our healthcare services operation obtained forbearance from its lenders providing the business with temporary interest relief under its financing agreements. Operating performance continues to be under pressure and the current capital structure is unsustainable. The business is assessing options as it continues to negotiate with key stakeholders.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2.35 billion with a maturity date of June 29, 2029, and the partnership had $1,330 million available as at March 31, 2025.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2029, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2026. As at March 31, 2025, the revolving acquisition credit facility remains undrawn.
27

The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at March 31, 2025, the amount of the deposit from Brookfield was $nil (December 31, 2024: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2024: $nil).
Brookfield entered into a commitment agreement with the partnership in 2022 to subscribe for up to $1.5 billion of perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause the partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at March 31, 2025, the amount subscribed from subsidiaries of the partnership was $725 million (December 31, 2024: $725 million) with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million. For the three months ended March 31, 2025, distributions of $13 million have been declared on the perpetual preferred equity securities (March 31, 2024: $13 million).
The table below outlines the partnership’s consolidated net debt-to-capital as at March 31, 2025 and December 31, 2024:

(US$ MILLIONS, except as noted)	March 31, 2025	December 31, 2024
Corporate borrowings	$1,017	$2,142
Non-recourse borrowings in subsidiaries of the partnership	42,316	36,720
Cash and cash equivalents	(3,442)	(3,239)
Net debt	$39,891	$35,623
Total equity	14,855	17,308
Total capital and net debt	$54,746	$52,931
Net debt-to-capitalization ratio	73%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On April 30, 2025, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on June 30, 2025 to Unitholders of record as at the close of business on May 30, 2025.
During the first quarter of 2025, the volume-weighted average price was $22.90 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at March 31, 2025, we had cash and cash equivalents of $3,442 million, compared to $3,239 million as at December 31, 2024. The net cash flows for the three months ended March 31, 2025 and March 31, 2024 were as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2025	2024
Cash flows provided by (used in) operating activities	$815	$344
Cash flows provided by (used in) financing activities	757	201
Cash flows provided by (used in) investing activities	(1,454)	(581)
Impact of foreign exchange on cash	88	(68)
Net change in cash classified within assets held for sale	(3)	—
Change in cash and cash equivalents	$203	$(104)
28

Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the three months ended March 31, 2025 was $815 million compared to cash flow provided by operating activities of $344 million for the three months ended March 31, 2024. Net of non-cash working capital changes, the cash flow provided by operating activities was $763 million for the three months ended March 31, 2025, primarily attributable to the cash generated by our advanced energy storage operation, our residential mortgage insurer and our modular building leasing services operation.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $757 million for the three months ended March 31, 2025, compared to total cash flow provided by financing activities of $201 million for the three months ended March 31, 2024. During the three months ended March 31, 2025, our financing activities included net proceeds from non-recourse borrowings of $4,831 million, primarily related to funds raised for the special distribution at our advanced energy storage operation and the acquisition of our electric heat tracing systems manufacturer. Financing activities also included capital provided by others who have interests in operating subsidiaries of $669 million, primarily related to the acquisition of our electric heat tracing systems manufacturer. This was partially offset by $3,511 million of distributions and capital paid to others who have interests in operating subsidiaries, primarily related to the special distribution at our advanced energy storage operation, combined with repayments of corporate borrowings of $1,400 million using proceeds from our advanced energy storage operation’s special distribution and the disposition of our offshore oil services’ shuttle tanker operation.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $1,454 million for the three months ended March 31, 2025, compared to total cash flow used in investing activities of $581 million for the three months ended March 31, 2024. Cash flows used in investing activities were primarily related to the acquisition of our electric heat tracing systems manufacturer in January 2025. Investing activities also included capital expenditures for property, plant and equipment and intangible assets of $494 million primarily at our offshore oil services operation, which is contractually reimbursed by our customer, as well as at our advanced energy storage operation. This was partially offset by proceeds of $484 million received from the disposition of our offshore oil services’ shuttle tanker operation.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2025, the total outstanding amount was approximately $2.1 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. Our dealer software and technology services operation has become subject to several class action lawsuits in connection with the cybersecurity incident and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
29

Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at March 31, 2025:

	Payments as at March 31, 2025
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$44,024	$1,419	$3,015	$26,666	$12,924
Lease liabilities	1,289	237	237	307	508
Interest expense	14,771	2,807	2,617	5,411	3,936
Decommissioning liabilities	706	3	3	10	690
Pension obligations	361	27	27	84	223
Commitments for capital expenditure (1)	742	614	53	75	—
Total	$61,893	$5,107	$5,952	$32,553	$18,281
____________________________________
(1)Includes approximately $603 million of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents a summary as at March 31, 2025 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$767	$459	$583	$478	$1,052	$195	$1,602
FX Contracts – US$	(605)	(204)	(146)	—	(51)	(54)	—
As at March 31, 2025, approximately 23% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
30

Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our material accounting policy information contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.
Impact of tax legislation
(i)Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three months ended March 31, 2025. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
(ii)U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
Our advanced energy storage operation is entitled to claim these tax benefits over the availability period. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the tax benefits are a carryforward to offset future taxes and accounted for under IAS 12, Income Taxes (“IAS 12”). During the three months ended March 31, 2025 and March 31, 2024, the partnership did not record any carryforward amounts.
For qualified business activities in our advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The partnership has elected to present these benefits as a reduction to direct operating costs. For the three months ended March 31, 2025, the partnership recorded a benefit of $259 million (March 31, 2024: nil).
Controls and procedures
No change in our internal control over financial reporting occurred during the three months ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at our electric heat tracing systems manufacturer acquired on January 30, 2025. The financial statements of this business constitute approximately 2% of total assets, 5% of net assets, less than 2% of revenues and 17% of net income of the consolidated financial statements of our partnership as of and for the three months ended March 31, 2025.
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Future changes in accounting policies
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership is currently assessing the impact of these amendments.
(ii)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the partnership.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT MARCH 31, 2025 AND DECEMBER 31, 2024 AND FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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